Free Writing Prospectus No. T2109 filed pursuant to Rule 433 dated July 28, 2021 / Registration Statement No. 333-238458-02

Dual Directional Trigger Performance Securities Based on the Value of the Nasdaq-100 Index® due March 3, 2023

Principal at Risk Securities

The securities are unsecured notes issued by Credit Suisse AG.

You should read the accompanying preliminary pricing Vsupplement dated July 28, 2021, Underlying Supplement dated June 18, 2020, Product Supplement No. I–B dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.

KEY TERMS
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlying:	Nasdaq-100 Index®
Principal Amount:	$10 per security
Trade Date:	August 13, 2021
Settlement Date:	August 18, 2021
Maturity Date:	March 3, 2023
Payment at Maturity:

If the Final Level is equal to or greater than the Initial Level, the lesser of (i) the Upside Maximum Payment at Maturity and (ii) an amount calculated as follows:

$10 + ($10 x Underlying Percent Change)

If the Final Level is greater than the Initial Level, the Payment at Maturity will not exceed the Upside Maximum Payment at Maturity.

If the Final Level is less than the Initial Level but greater than or equal to the Trigger Level,

$10 + ($10 × Absolute Return)

In this scenario, you will receive a 1% positive return on the securities for each 1% negative return on the Underlying. In no event will this amount exceed the stated principal amount plus $1.

If the Final Level is less than the Trigger Level,

$10 × Underlying Performance Factor

Under these circumstances, the Payment at Maturity will be less than the principal amount of $10 and will represent a loss of more than 10%, and possibly all, of your investment.

Absolute Return:	The absolute value of the Underlying Percent Change. For example, a -5% Underlying Percent Change will result in a +5% Absolute Return.
Underlying Percent Change:	Final Level – Initial Level Initial Level
Underlying Performance Factor:	The Final Level divided by the Initial Level
Trigger Level:	90% of the Initial Level
Initial Level:	The closing level of the Underlying on the Trade Date
Final Level:	The closing level of the Underlying on the Valuation Date
Upside Maximum Payment at Maturity:	Expected to be $11.715 per security (117.15% of the principal amount and to be determined on the Trade Date)
CUSIP / ISIN:	22552Y580 / US22552Y5805
Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/1053092/000095010 321011309/dp155246_424b2-t2109.htm

Credit Suisse currently estimates the value of each $10 principal amount of the securities on the Trade Date will be between $9.30 and $9.65 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in the accompanying pricing supplement.

Securities Payoff Diagram

Hypothetical Payment at Maturity

Underlying Percent Change	Payment at Maturity	Total Return on Securities
30%	$11.715	17.15%
20%	$11.715	17.15%
17.15%	$11.715	17.15%
10%	$11.00	10%
5%	$10.50	5%
0%	$10.00	0%
-5%	$10.50	5%
-10%	$11.00	10%
-11%	$8.90	-11%
-20%	$8.00	-20%
-30%	$7.00	-30%

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the Underlying (including historical information relating to the Underlying), the terms of the securities and certain risks.

About Your Securities

The Dual Directional Trigger Performance Securities Based on the Value of the Nasdaq-100 Index® due March 3, 2023, which we refer to as the securities, offer exposure to a certain range of positive performance of the Underlying and the opportunity, through the absolute return feature, to earn a positive return at maturity for a limited range of negative performance of the Underlying. Investors will forgo performance above the Upside Maximum Payment at Maturity, which is expected to be $11.715 per security (to be determined on the Trade Date). At maturity, if the Underlying has appreciated in value from the Initial Level to the Final Level, investors will receive the principal amount of their investment plus the upside performance of the Underlying, subject to the Upside Maximum Payment at Maturity. If the Underlying has depreciated in value but the Final Level is greater than or equal to the Trigger Level, investors will receive the stated principal amount of their investment plus a positive return equal to the absolute value of the percentage decline in the Underlying, which will effectively be limited to a positive 10% return. However, if the Underlying has depreciated in value so that the Final Level is less than the Trigger Level, investors will lose 1% for every 1% decline in the level of the Underlying from the Initial Level to the Final Level. Under these circumstances, the Payment at Maturity will be significantly less than the principal amount and could be zero. Investors may lose their entire initial investment in the securities.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced.  We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance.  In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities.  Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates.  Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated July 28, 2021, Underlying Supplement dated June 18, 2020, Product Supplement No. I–B dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.  If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

•	Underlying Supplement dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000095010320011950/dp130454_424b2-eus.htm

•	Product Supplement No. I–B dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000095010320011955/dp130588_424b2-ps1b.htm

•	Prospectus Supplement and Prospectus dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000110465920074474/tm2019510-8_424b2.htm

RISK FACTORS

This section describes the material risks relating to the securities. For a complete list of risk factors, please see the accompanying pricing supplement, any accompanying underlying supplement, product supplement, prospectus and prospectus supplement. Investors should consult their financial and legal advisers as to the risks entailed by an investment in the securities and the appropriateness of the securities in light of their particular circumstances.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Relating to the Securities Generally

•	The investment in the securities may result in a loss
•	Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms
•	If the Final Level is greater than the Initial Level, the Payment at Maturity will not exceed the Upside Maximum Payment at Maturity, regardless of the appreciation in the level of the Underlying, which may be significant
•	Your maximum gain on account of the absolute return feature is limited by the Trigger Level
•	The securities do not pay interest
•	The probability that the Final Level will be less than the Trigger Level will depend on the volatility of the Underlying
•	The amount payable on the securities is not linked to the value of the Underlying at any time other than the Valuation Date
•	The U.S. federal tax consequences of an investment in the securities are unclear

Risks Relating to the Underlying

•	Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlying.
•	The publisher of the Underlying may add, delete or substitute the component stocks of the Underlying or make other methodological changes that could change the value of the Underlying which could adversely affect the value of the securities
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Underlying
•	Some of the assets included in the Nasdaq-100 Index® are issued by foreign companies. Foreign companies may be subject to different political, market, economic, regulatory and other risks than those applicable to domestic companies, including changes in foreign governments, economic and fiscal policies, currency exchange laws or other laws or restrictions
•	Government regulatory action, including legislative acts and executive orders, could result in material changes to the Underlying and could negatively affect your return on the securities

Risks Relating to the Issuer

•	The securities are subject to the credit risk of Credit Suisse
•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks

Risks Relating to Conflicts of Interest

•	We, any dealer, or any of our or their respective affiliates may carry out hedging activities related to the securities which could adversely affect our payment to you at maturity
•	We and our affiliates play a variety of roles in connection with the issuance of the securities and in performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the securities

Risks Relating to the Estimated Value and Secondary Market Prices of the Securities

•	Unpredictable economic and market factors will affect the value of the securities
•	The estimated value of the securities on the Trade Date may be less than the Price to Public
•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.
•	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “United States Federal Tax Considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.